STRANDSMART INC

STR●NDSMART

ANNUAL REPORT

501 W. BROADWAY SUITE 800

SAN DIEGO, CA 92101

(415) 741-4836

https://strandsmart.com/

This Annual Report is dated April 28, 2023.

BUSINESS

Overview

We are a cell-based liquid biopsy company developing diagnostic tests that enable oncologists to personalize treatment for cancer patients based on genetic information specifically from cells shed from the primary tumor which is most representative of the actual tumor and these cancer cells are found circulating in the bloodstream of cancer patients.

Circulating tumor cells 'CTCs' are cells shed from the patient's primary tumor. These cells travel through the bloodstream and attempt to form attachments to other organs to develop new tumors. This is the process of cancer metastasis. *

Weiss, L. Observations on the Antiquity of Cancer and Metastasis. Cancer Metastasis Rev 19, 193–204 (2000). https://doi.org/10.1023/A:1010646304844

These cells are the fundamental unit of cancer and we can analyze them to understand which pathways they intend to take to create new tumors. This information allows oncologists to administer targeted therapies to block these pathways to get better outcomes for patients than the standard of care practice of using chemotherapy and radiation, which are harmful and not personalized to a particular patient's cancer.

business model

We are a centralized lab service model, offering laboratory developed tests (blood tests) to pharmaceutical companies and clinicians. Pharma companies develop targeted cancer drugs and oncologists will use the results to inform treatment decisions for their patients.

The long-term value of the company lies in the data generated from these circulating tumor cells over time, which enables us to get a better understanding of the pathways the cancer chooses to evolve, and the moment at which cancer has changed so much that the patient becomes resistant to the treatment they are receiving. We believe StrandSmart is uniquely positioned to collect comprehensive data from patient blood samples over time. An additional source of revenue will come from providing access via a potential license to the data repository to biotech and pharmaceutical companies developing novel targeted cancer therapies.

(This is part of the revenue model so StrandSmart will license the data generated from the assay to interested drug developers and other interested parties).

Previous Offerings

Type of security sold: SAFE

Final amount sold: $1,555,000.00

Use of proceeds: Research, development, and patent costs

Date: July 31, 2018

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $2,116,700.00

Use of proceeds: Research, development, patent costs

Date: March 31, 2020

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $2,310,000.00

Use of proceeds: Research, Development, patent costs

Date: October 25, 2022

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Revenue & Cost of Sales & Gross Margins

Revenue for the fiscal year 2020 was $0 compared to $0 in the fiscal year 2021. The company is a pre-revenue R&D stage biotech company. Cost of Sales for the fiscal year 2020 was $0 compared to $0 in the fiscal year 2021. Gross margins for the fiscal year 2020 were $0 compared to $0 in the fiscal year 2021. Biotechnology companies typically operate for 10 years + without revenue as they incur significant upfront R&D costs in order to validate new diagnostic tests for use on patients.

Expenses

Expenses for the fiscal year 2020 were $1,158, 109 compared to $1,214,772 in the fiscal year 2021.

We were actively running a pilot trial on ~ 150 NSCLC lung cancer patients. Difference related to increased enrollment post-pandemic. The expenses are related to patients sample acquisition and Next generation sequencing conducted on the patients samples. The major challenges facing the company are the long development timelines prior to achieiving reimbursment for a clinical product.

Historical results and cash flows:

The Company is currently in the research and development stage and pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we will begin to generate revenue from our pharmaceutical services business which will offset the capital requirements needed to launch our first clinical assay to oncologists. Past cash was primarily generated through equity investments (SAFE notes). Our goal is to maximize revenues from pharma services while we develop our clinical assay and achieve reimbursement. Liquid biopsy companies have succeeded with this model, achieving multi-billion dollar valuations prior to receiving reimbursement decisions, based on their traction with pharma.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $186,556.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SAFEs

Amount Owed: $5,436,700.00

Interest Rate: 0.0%

Valuation caps vary from 10 - 15 million. Discount rates vary from 10-30%. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversation Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the purchase amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability

Creditor: Convertible Note - Particular Ventures, LLC

Amount Owed: $50,000.00

Interest Rate: 6.0%

Maturity Date: February 02, 2023

The convertible notes are convertible into Common Shares at a conversion price. Automatic Conversion in a Qualified Financing: Upon the closing of the first sale or series of related sales of equity securities by the Company after the date of the Convertible Note Contract that results in proceeds to the Company (exclusive of the amount represented by this Note or any other convertible promissory notes made by the Company) in the aggregate amount of at least One Million Dollars ($1,000,000) (a "Qualified Financing"), the outstanding principal balance of this Note together with accrued interest (the "Balance") shall automatically convert on the date of the closing of such Qualified Financing, into the same securities issued in the Qualified Financing (the "Financing Shares") on the same terms and conditions applicable to the other investors participating in the Qualified Financing, and the Balance shall automatically convert into a number of Financing Shares equal to the greater of 1) the quotient obtained by dividing (x) the Balance by (y) 80% of the per share price of the shares in the Qualified Financing, rounded down to the nearest whole share, 2) if the Company's pre-money valuation in the Qualified Financing exceeds the sum of CAP ($10,000,000) (the "Target Valuation Amount"), the Balance shall automatically convert into a number of Financing Shares determined by dividing the Balance by the quotient obtained by dividing (x) the Target Valuation Amount by (y) the number of issued and outstanding shares of Common Stock of the Company (assuming conversion of all securities convertible into Common Stock, exercise of all outstanding options and warrants, and including the shares reserved or authorized for issuance under the Company's existing equity incentive plan or any equity incentive plan to be adopted in the connection with the Qualified Financing). Conversion into Common Stock on Maturity or Extension of Maturity Date: this Note shall automatically convert immediately prior to the Maturity Date into the right to receive a number of common shares of the Company equal to the lesser of (A) the number determined by dividing (x) the Balance by (y) eighty percent (80%) of the current per share fair market value of the shares of the Company, as determined in good faith by the Board of Directors ("Board") or (B) the quotient obtained by dividing (x) the Target Valuation Amount by (y) the number of outstanding shares of Common Stock (assuming conversion of all securities convertible into common stock, exercise of all outstanding options and warrants, and including the shares reserved or authorized for issuance under the Company's equity incentive plan, if applicable). Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Adrianna Davies

Adrianna Davies's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, President, Secretary, Treasurer & Founder

Dates of Service: August, 2017 - Present

Responsibilities: Chief Executive officer responsible for raising capital. Adrianna receives $12K/month.

Other business experience in the past three years:

Employer: StartX.

Title: Founder S21

Dates of Service: June, 2021 - Present

Responsibilities: Providing direction or the business

Other business experience in the past three years:

Employer: Cell Vault

Title: Advisor/Investor

Dates of Service: February, 2019 - Present

Responsibilities: investor

Name: Wes Blakeslee

Wes Blakeslee's current primary role is with Blakeslee, LLC. Wes Blakeslee currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: General Counsel and Vice President

Dates of Service: September, 2017 - Present

Responsibilities: Provides overall legal services to the Company. Wes does not currently take a salary.

Other business experience in the past three years:

Employer: Blakeslee, LLC

Title: CEO, President

Dates of Service: August, 2014 - Present

Responsibilities: Provides consulting and legal services and consulting.

Other business experience in the past three years:

Employer: Nocendra, Inc · Contract

Title: General Counsel

Dates of Service: May, 2018 - Present

Responsibilities: Provides general legal advice.

Other business experience in the past three years:

Employer: Blakeslee and Wallace P.C.

Title: Counsel

Dates of Service: January, 1984 - Present

Responsibilities: Legal Practice. General business, financial and transactional intellectual property practice including litigation in all courts, state and federal.

Name: Anula Jayasuriya

Anula Jayasuriya's current primary role is with EXXclaim Capital. Anula Jayasuriya currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Director

Dates of Service: May, 2017 - Present

Responsibilities: Strategic, commercial, and scientific guidance to company. Introductions to experts, partners and investors. Anula does not take a salary.

Other business experience in the past three years:

Employer: EXXclaim Capital

Title: Founder and Managing Director

Dates of Service: July, 2017 - Present

Responsibilities: Founder and Managing Director

Name: John Park

John Park 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Scientific Officer

Dates of Service: December, 2020 - Present

Responsibilities: John helps lead the company's scientific and clinical research to develop novel CTC-based cancer diagnostics and tools.

Name: Mark Myslinski

Mark Myslinski's current primary role is with LaurelWey, LLC · Self-employed. Mark Myslinski currently services 25-35 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Product Officer

Dates of Service: March, 2018 - Present

Responsibilities: He is developing the test.

Other business experience in the past three years:

Employer: LaurelWey, LLC · Self-employed

Title: CEO

Dates of Service: May, 2015 - Present

Responsibilities: LaurelWey Consulting, LLC is Mark's business specializing in CLIA laboratories and molecular diagnostics. Product Development and commercial and payor strategies.

Name: Mark Connelly

Mark Connelly's current primary role is with ScIntell Consulting, LLC. Mark Connelly currently services 25-35 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technology Officer

Dates of Service: May, 2018 - Present

Responsibilities: Answer questions regarding StrandSmart's technology and scientific direction.

Other business experience in the past three years:

Employer: ScIntell Consulting, LLC

Title: President and Chief Scientific Officer

Dates of Service: January, 2021 - Present

Responsibilities: Head of Science for this consulting group

Other business experience in the past three years:

Employer: Menarini Silicon Biosystems

Title: Chief Industrial Operations and R&D Officer, US

Dates of Service: March, 2017 - September, 2020

Responsibilities: Head of industrial operations

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Adrianna Davies

Amount and nature of Beneficial ownership: 3,160,500

Percent of class: 47.3483

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions.

OUR SECURITIES

The company has authorized Common Stock, SAFEs, and Convertible Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 298,308 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 4,357,500 outstanding.

Voting Rights

One vote per share. Please see the voting rights for the securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options & Warrants

The total amount outstanding includes 1,900,000 of shares to be issued pursuant to outstanding warrants.

The total amount outstanding includes 417,500 shares to be issued pursuant to stock options, reserved but unissued.

Key Material Rights from the Company Bylaws

Please note the shares sold in this offering will be uncertificated shares.

Section 37. Restrictions on Transfer.

(a) No holder of any of the shares of stock of the corporation may sell, transfer, assign, pledge, or otherwise dispose of or encumber any of the shares of stock of the corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise (each, a "Transfer") without the prior written consent of the corporation, upon duly authorized action of its Board of Directors. The corporation may withhold consent for any legitimate corporate purpose, as determined by the Board of Directors.

(b) If a stockholder desires to Transfer any shares, then the stockholder will first give written notice to the corporation. The notice must name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer. Any shares proposed to be transferred to which Transfer the corporation has consented pursuant to paragraph (a) of this Section will first be subject to the corporation's right of first refusal located in

Section 38 of these Bylaws.

(c) At the option of the corporation, the stockholder will be obligated to pay to the corporation a reasonable transfer fee related to the costs and time of the corporation and its legal and other advisors related to any proposed Transfer.

(d) Any Transfer, or purported Transfer, of shares not made in strict compliance with this Section will be null and void, will not be recorded on the books of the corporation and will not be recognized by the corporation.

(e) The restriction on Transfer set forth in Section 37(a) will terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended (the "1933 Act").

(f) The certificates representing shares of stock of the corporation will bear on their face the following legend so long as the foregoing Transfer restrictions are in effect:

"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A TRANSFER RESTRICTION, AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

Section 38. Right of First Refusal. No stockholder will Transfer any of the shares of stock of the corporation, except by a Transfer that meets the requirements set forth in this Section 38, in addition to any other restrictions or requirements set forth under applicable law or these Bylaws:

(a) If the stockholder desires to Transfer any of his or her shares of stock, then the stockholder must first give written notice thereof to the corporation. The notice must name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(b) For 30 days following receipt of such notice, the corporation has the option to purchase up to all the shares specified in the notice at the price and upon the terms set forth in such notice.

In the event of a gift, property settlement or other Transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Section, the price will be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the corporation elects to purchase all of the shares or a lesser portion of the shares, it will give written notice to the transferring stockholder of its election and settlement for said shares will be made as provided below in paragraph (d) of this Section.

(c) The corporation may assign its rights hereunder.

(d) In the event the corporation and/or its assignee(s) elect to acquire any of the shares of the transferring stockholder as specified in said transferring stockholder's notice, the Secretary of the corporation will so notify the transferring stockholder and settlement thereof will be made in cash within 30 days after the Secretary of the corporation receives said transferring stockholder's notice; provided that if the terms of payment set forth in said transferring stockholder's notice were other than cash against delivery, the corporation and/or its assignee(s) will pay for said shares on the same terms and conditions set forth in said transferring stockholder's notice.

(e) In the event the corporation and/or its assignees(s) do not elect to acquire all of the shares specified in the transferring stockholder's notice, said transferring stockholder may, subject to the corporation's approval and all other restrictions on Transfer located in Section 37 of these Bylaws, within the 60-day period following the expiration or waiver of the option rights granted to the corporation and/or its assignees(s) herein, Transfer the shares specified in said transferring stockholder's notice that were not acquired by the corporation and/or its assignees(s) as specified in said transferring stockholder's notice.

All shares so sold by said transferring stockholder will continue to be subject to the provisions of this Section 38 in the same manner as before said Transfer.

(f) Anything to the contrary contained herein notwithstanding, the following transactions are exempt from the right of first refusal contained in this Section 38:

(1) A stockholder's Transfer of any or all shares held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's immediate family or to any custodian or trustee for the account of such stockholder or such stockholder's immediate family or to any limited partnership or limited liability company of which the stockholder, members of such stockholder's immediate family or any trust for the account of such stockholder or such stockholder's immediate family will be the general or limited partner(s) of such partnership or the controlling member(s) of such limited liability company. "Immediate family" as used herein means spouse, lineal descendant, father, mother, brother, or sister of the stockholder making such Transfer;

(2) A stockholder's bona fide pledge or mortgage of any shares with a commercial lending institution, provided that any subsequent Transfer of said shares by said institution will be conducted in the manner set forth in this Section 38;

(3) A stockholder's Transfer of any or all of such stockholder's shares to the corporation or to any other stockholder of the corporation;

(4) A stockholder's Transfer of any or all of such stockholder's shares to a person who, at the time of such Transfer, is an officer or director of the corporation;

(5) A corporate stockholder's Transfer of any or all of its shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder;

(6) A corporate stockholder's Transfer of any or all of its shares to any or all of its stockholders; or

(7) A Transfer by a stockholder that is a limited or general partnership to any or all of its partners or former partners in accordance with partnership interests.

In any such case, the transferee, assignee, or other recipient will receive and hold such stock subject to the provisions of this Section and any other restrictions set forth in these Bylaws, and there will be no further Transfer of such stock except in accord with this Section and the other provisions of these Bylaws.

(g) The provisions of this Section 38 may be waived with respect to any Transfer either by the corporation, upon duly authorized action of its Board of Directors, or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation (excluding the votes represented by those shares to be transferred by the transferring stockholder). This Section 38 may be amended or repealed either by a duly authorized action of the Board of Directors or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation.

(h) Any Transfer, or purported Transfer, of securities of the corporation will be null and void unless the terms, conditions, and provisions of this Section 38 are strictly observed and followed.

(i) The foregoing right of first refusal will terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended.

(j) The certificates representing shares of stock of the corporation that are subject to the right of first refusal contained in this Section 38 will bear on their face the following legend so long as the foregoing right of first refusal remains in effect:

"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

(k) To the extent this Section conflicts with any written agreements between the corporation and the stockholder attempting to Transfer shares, such agreement will control.

SAFEs

The security will convert into safe preferred stock equal to the purchase amount divided by the conversation price and the terms of the SAFEs are outlined below:

Amount outstanding: $5,436,700.00

Interest Rate: 0.0%

Discount Rate: 30.0%

Valuation Cap: $15,000,000.00

Conversion Trigger: If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversation Price. I

Material Rights

Valuation caps vary from 10 - 15 million. Discount rates vary from 10-30%. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversation Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the purchase amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability

Convertible Notes

The security will convert into Common stock and the terms of the Convertible Notes are outlined below:

Amount outstanding: $50,000.00

Interest Rate: 6.0%

Discount Rate: %

Valuation Cap: $10,000,000.00

Conversion Trigger: Automatic Conversion in a Qualified Financing:

Material Rights

The convertible notes are convertible into Common Shares at a conversion price. Automatic Conversion in a Qualified Financing: Upon the closing of the first sale or series of related sales of equity securities by the Company after the date of the Convertible Note Contract that results in proceeds to the Company (exclusive of the amount represented by this Note or any other convertible promissory notes made by the Company) in the aggregate amount of at least One Million Dollars ($1,000,000) (a "Qualified Financing"), the outstanding principal balance of this Note together with accrued interest (the "Balance") shall automatically convert on the date of the closing of such Qualified Financing, into the same securities issued in the Qualified Financing (the "Financing Shares") on the same terms and conditions applicable to the other investors participating in the Qualified Financing, and the Balance shall automatically convert into a number of Financing Shares equal to the greater of 1) the quotient obtained by dividing (x) the Balance by (y) 80% of the per share price of the shares in the Qualified Financing, rounded down to the nearest whole share, 2) if the Company's pre-money valuation in the Qualified Financing exceeds the sum of CAP ($10,000,000) (the "Target Valuation Amount"), the Balance shall automatically convert into a number of Financing Shares determined by dividing the Balance by the quotient obtained by dividing (x) the Target Valuation Amount by (y) the number of issued and outstanding shares of Common Stock of the Company (assuming conversion of all securities convertible into Common Stock, exercise of all outstanding options and warrants, and including the shares reserved or authorized for issuance under the Company's existing equity incentive plan or any equity incentive plan to be adopted in the connection with the Qualified Financing). Conversion into Common Stock on Maturity or Extension of Maturity Date: this Note shall automatically convert immediately prior to the Maturity Date into the right to receive a number of common shares of the Company equal to the lesser of (A) the number determined by dividing (x) the Balance by (y) eighty percent (80%) of the current per share fair market value of the shares of the Company, as determined in good faith by the Board of Directors ("Board") or (B) the quotient obtained by dividing (x) the Target Valuation Amount by (y) the number of outstanding shares of Common Stock (assuming conversion of all securities convertible into common stock, exercise of all outstanding options and warrants, and including the shares reserved or authorized for issuance under the Company's equity incentive plan, if applicable). Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the biotechnology industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering common stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to additional capital in order to support our working capital requirements as we grow. If we cannot obtain additional capital when we need it, we could be forced to raise additional equity capital and / or debt, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We may never have an operational product or service It is possible that there may never be an operational StrandSmart Laboratory Developed Test (LDT) or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our LDT. Delays or cost overruns in the development of our LDT and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits StrandSmart was formed on September 27th 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. StrandSmart has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that StrandSmart's lab test is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns several trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the CLIA(Clinical Laboratory Independent Amendments), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company currently has a high amount of outstanding convertible securities. The Company currently has $5,436,700 in SAFEs and $50,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future. The Company currently has an overdue Convertible Note. In 2018, the Company issued a Convertible Note to David Maltz for $50,000.00. Please review the details in the Company Securities section. This note was amended in 2021 to change the maturity date to February 2022. This date is past due and this note is currently outstanding. The note has not yet been converted nor collected. The Issuer is in discussion for amending this note's maturity date again.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2023.

STRANDSMART INC

By   /s/ *Adrianna Davies*

     Name: <u>STRANDSMART, INC.</u>

     Title: PRESIDENT and Director

Exhibit A

FINANCIAL STATEMENTS

I, Adrianna Davies, the Chief Executive Officer (CEO) of StrandSmart, Inc., hereby certify that the financial statements of StrandSmart, Inc. and notes thereto for the periods ending 12/31/2021 (first Fiscal Year End of Review) 12/31/2022 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2021 the amounts reported on our tax returns were total income of $-1,214,7720.00; taxable income of $-1,214,7720.00 and total tax of $0.00, and for 2022, the amounts reported on our tax returns were total income of $-810,909; taxable income of $-810,909 and total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 28th day of April, 2023.

Adrianna Davies
_____ (Signature)
Adrianna Davies

Chief Executive Officer (Title)

April 28, 2023 (Date)

STRANDSMART, INC
FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2021 and 2022

STRANDSMART, INC

Index to Financial Statements
(unaudited)

STRANDSMART, INC
BALANCE SHEETS
DECEMBER 31, 2021 AND 2022
(unaudited)

	TOTAL		
	AS OF DEC 31, 2022	AS OF DEC 31, 2021 (PY)	% CHANGE
ASSETS			
Current Assets			
Bank Accounts			
1000 Diana Maichin SVB-8164	166,748.35	144,763.85	15.19 %
1005 SVB Money Market-3269	20,000.00	20,000.00	0.00 %
1010 BOA Operating Account-5710	-191.89	-161.94	-18.49 %
Total Bank Accounts	$186,556.46	$164,601.91	13.34 %
Accounts Receivable			
1200 Accounts Receivable	2,787.00		
Total Accounts Receivable	$2,787.00	$0.00	0.00%
Other Current Assets			
1100 Prepaid Expenses	6,496.20	18,006.37	-63.92 %
1101 Prepaid Insurance	2,554.75		
Total Other Current Assets	$9,050.95	$18,006.37	-49.73 %
Total Current Assets	$198,394.41	$182,608.28	8.64 %
Fixed Assets			
1120 Start Up Costs	0.00	0.00	
Total Fixed Assets	$0.00	$0.00	0.00%
TOTAL ASSETS	$198,394.41	$182,608.28	8.64 %
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable			
2000 Accounts Payable (A/P)	398,339.56	166,124.70	139.78 %
Total Accounts Payable	$398,339.56	$166,124.70	139.78 %
Credit Cards			
2100 SVB MC - AD x9443	939.00	1,564.15	-39.97 %
2105 SVB CC DM x4782	355.57	250.01	42.22 %
BOA Credit Card	0.00	0.00	
Total Credit Cards	$1,294.57	$1,814.16	-28.64 %
Other Current Liabilities			
2200 Accrued Expenses	0.00	0.00	
2205 CA NR Tax Payable	0.00	0.00	
2210 Due to/From Officer	0.00	0.00	
Total Other Current Liabilities	$0.00	$0.00	0.00%
Total Current Liabilities	$399,634.13	$167,938.86	137.96 %
Long-Term Liabilities			
2300 Convertible Note Agreement	50,000.00	50,000.00	0.00 %
2305 Future Equity Obligations	6,031,625.00	5,436,625.00	10.94 %
2400 PPP Loan	0.00	0.00	

Total Long-Term Liabilities	$6,081,625.00	$5,486,625.00	10.84 %
Total Liabilities	$6,481,259.13	$5,654,563.86	14.62 %
Equity			
3000 Common Stock	2,535.01	2,535.01	0.00 %
Opening Balance Equity	0.00	0.00	
Retained Earnings	-5,474,490.59	-4,296,026.29	-27.43 %
Net Income	-810,909.14	-1,178,464.30	31.19 %
Total Equity	$ -6,282,864.72	$ -5,471,955.58	-14.82 %
TOTAL LIABILITIES AND EQUITY	$198,394.41	$182,608.28	8.64 %

STRANDSMART, INC
STATEMENTS OF OPERATIONS AND STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(unaudited)

	JAN - DEC 2022	JAN - DEC 2021 (PY)	% CHANGE
Income			
Total Income			0.00%
GROSS PROFIT	$0.00	$0.00	0.00%
Expenses			
6100 General & Administrative - Personnel			
6101 Adrianna Davies - CEO	144,000.00	144,000.00	0.00 %
6102 Andrea Davies	12,000.00	18,000.00	-33.33 %
6103 Diana Maichin - COO	73,193.75	200,068.75	-63.42 %
6104 Mark Myslinski - CPO	67,000.00	120,000.00	-44.17 %
Total 6100 General & Administrative - Personnel	296,193.75	482,068.75	-38.56 %
6200 General & Administrative Expenses			
6201 Business Insurance	2,454.75	8,952.18	-72.58 %
6202 D&O Insurance	14,640.08	13,567.50	7.91 %
6203 Insurance	97.64	-945.12	110.33 %
6204 Continuing Education	1,042.04	520.44	100.22 %
6205 Executive Fundraising		151.39	-100.00 %
6206 Filing Fees	1,341.93	597.00	124.78 %
6207 Office Expense	246.62	5,527.50	-95.54 %
6208 Professional Fee	4,500.00	50.00	8,900.00 %
6209 Software	4,856.14	9,125.79	-46.79 %
6210 Subscriptions	7,341.55	5,496.65	33.56 %
6215 Bank Charges & Fees	206.00	576.53	-64.27 %
6216 Accounting	10,869.67	12,100.00	-10.17 %
6217 Office Space- Rent	991.20	911.18	8.78 %
6218 Rent - Adrianna Davies	5,116.51	5,149.50	-0.64 %
6219 Telephone	2,844.07	1,673.62	69.94 %
6220 Meals	1,408.09	5,377.31	-73.81 %
6221 Travel	6.23	2,135.71	-99.71 %
6223 Mark Connelly - ScIntell Consulting	1,423.76	3,140.13	-54.66 %
6224 Mark Myslinski - CPO		2,134.24	-100.00 %
6225 Adrianna Davies - CEO	918.53	655.00	40.23 %
6230 West Coast Ops			
6232 Airfare	3,706.27	5,023.51	-26.22 %
6233 Car Service	2,136.21	5,807.75	-63.22 %
6234 Hotel		24,482.66	-100.00 %
Total 6230 West Coast Ops	5,842.48	35,313.92	-83.46 %
Total 6221 Travel	8,191.00	43,379.00	-81.12 %
6240 Taxes & Licenses	928.00	2,332.03	-60.21 %
Conferences	113.00		
Total 6200 General & Administrative Expenses	67,188.29	114,542.50	-41.34 %
6211 Advertising & Marketing	9,000.00		
6300 General Consultants			

6301 Genome Intelligence	600.00	2,080.00	-71.15 %
6302 Sky Scenes Multimedia	2,575.00	4,750.00	-45.79 %
6304 Richard Minielly	5,000.00		
Total 6300 General Consultants	8,175.00	6,830.00	19.69 %
6400 Legal & IP		-39.99	100.00 %
6401 Cooley-External Counsel		23,621.96	-100.00 %
6402 Ray Van Dyke - External IP Counsel	37,995.00	101,855.00	-62.70 %
6403 Wesley Blakeslee - General Counsel	45,000.00	60,000.00	-25.00 %
6404 WPI Patent Costs	15,382.91	8,293.60	85.48 %
Total 6400 Legal & IP	98,377.91	193,730.57	-49.22 %
6405 Royalties	20,000.00		
6500 Research and Development		-300,000.00	100.00 %
6501 Battelle	190,260.68	321,910.40	-40.90 %
6502 Clinical Research & Trials	58,555.49	259,950.52	-77.47 %
6503 Clinical Trial Costs		1,516.00	-100.00 %
6504 Connor Tyree	12,760.00	36,000.00	-64.56 %
6505 ScIntel Consulting - Mark Connelly	50,400.00	107,334.00	-53.04 %
Seyed Masoud Loeian		47,083.54	-100.00 %
Total 6500 Research and Development	311,976.17	473,794.46	-34.15 %
Other Business Expenses		0.00	
Total Expenses	$810,911.12	$1,270,966.28	-36.20 %
NET OPERATING INCOME	$ -810,911.12	$ -1,270,966.28	36.20 %
Other Income			
7001 Other Income		92,500.00	-100.00 %
7002 Interest Income	1.98	1.98	0.00 %
Total Other Income	$1.98	$92,501.98	-100.00 %
NET OTHER INCOME	$1.98	$92,501.98	-100.00 %
NET INCOME	$ -810,909.14	$ -1,178,464.30	31.19 %

STRANDSMART, INC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(unaudited)

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-810,909.14
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable	-2,787.00
1100 Prepaid Expenses	11,510.17
1101 Prepaid Insurance	-2,554.75
2000 Accounts Payable (A/P)	232,214.86
2100 SVB MC - AD x9443	-625.15
2105 SVB CC DM x4782	105.56
2200 Accrued Expenses	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	237,863.69
Net cash provided by operating activities	$ -573,045.45
FINANCING ACTIVITIES	
2305 Future Equity Obligations	595,000.00
Net cash provided by financing activities	$595,000.00
NET CASH INCREASE FOR PERIOD	$21,954.55
Cash at beginning of period	164,601.91
CASH AT END OF PERIOD	$186,556.46

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,178,464.30
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1100 Prepaid Expenses	-2,896.25
2000 Accounts Payable (A/P)	-234,181.20
2100 SVB MC - AD x9443	1,357.11
2105 SVB CC DM x4782	250.01
2200 Accrued Expenses	0.00
2205 CA NR Tax Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-235,470.33
Net cash provided by operating activities	$ -1,413,934.63
FINANCING ACTIVITIES	
2305 Future Equity Obligations	1,070,000.00
2400 PPP Loan	0.00
3000 Common Stock	1,715.00
Net cash provided by financing activities	$1,071,715.00
NET CASH INCREASE FOR PERIOD	$ -342,219.63
Cash at beginning of period	506,821.54
CASH AT END OF PERIOD	$164,601.91

NOTE 1 – NATURE OF OPERATIONS

STRANDSMART, INC was formed on September 27, 2017 ("Inception") in the State of Delaware. The financial statements of STRANDSMART, INC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Diego, California

STRANDSMART, INC is an early-stage biomedical company developing cell-based liquid biopsy diagnostic tests to enable oncologists to personalize treatment for cancer patients based on genetic information specifically from cells shed from the primary tumor which are found circulating in the bloodstream of cancer patients. STRANDSMART is pre-revenue, and is focused on developing its first product.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents
For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

The Company has authorized and issued only a single class of stock, which is common stock.

CERTIFICATION

I, Adrianna Davies, Principal Executive Officer of STRANDSMART INC, hereby certify that the financial statements of STRANDSMART INC included in this Report are true and complete in all material respects.

Adrianna Davies

PRESIDENT and Director